UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

For the period ended March 31, 2003

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

_______________________________________________________________

#1105 – 13700 Mayfield Place, Richmond, British Columbia, Canada V6C 2T7

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED MARCH 31, 2003

-----INDEX-----

Notice to Reader

Interim Consolidated Balance Sheets

Interim Consolidated Statements of Operations and Deficit

Interim Consolidated Cash Flow Statements

Interim Consolidated Statement of Shareholders’ Equity/(Deficit)

Notes to Interim Consolidated Financial Statements

NOTICE TO READER

I have compiled the interim consolidated balance sheet of Globetech Ventures Corp. as at March 31, 2003, the interim consolidated statement of operations and deficit, the interim consolidated cash flow statement, and the interim consolidated statement of shareholders’ equity/(deficit) for the three months and six months ended from information provided by the Company’s management.  I have not audited, reviewed, or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

“T.A. St. Denis & Associates Inc.”

Certified General Accountant

Vancouver, British Columbia

April 29, 2003

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2003 WITH AUDITED FIGURES AS AT SEPTEMBER 30, 2002

(Unaudited – See Notice to Reader)

	31-Mar-03	30-Sep-02
ASSETS

CURRENT ASSETS
Cash	$ 3,922	$ 1,871
Accounts receivable	-	18,910
Due from related parties (Note 3)	37,472	20,186
Goods and services tax recoverable	3,814	4,947
Prepaid expenses	3,054	3,054

	48,262	48,968
Capital Assets (Notes 2(f) and 4)	4,961	5,799

Total Assets	$ 53,223	$ 54,767

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 167,462	$ 166,961
Due to related parties (Note 3)	157,355	192,743
Loans from related parties (Notes 5 and 8)	569,908	549,834

	894,725	909,538
Deposit	-	36,522

Total Liabilities	894,725	946,060

SHAREHOLDERS’ EQUITY/(DEFICIT)
Share Capital (Note 7)	27,873,683	27,873,683
Deficit	(28,715,185)	(28,764,976)

	(841,502)	(891,293)

Total Liabilities and Shareholders’ Equity/(Deficit)	$ 53,223	$ 54,767

Approved by the Directors:

“Dilbagh Gujral”_____________________

Dilbagh Gujral, Director

“C. Allan Brant”_____________________

C. Allan Brant, Director

The accompanying notes are an integral part of these financial statements.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2003 AND 2002

(Unaudited – See Notice to Reader)

	3 months ended	3 months ended	6 months ended	6 months ended
	31-Mar-03	31-Mar-02	31-Mar-03	31-Mar-02

ADMINISTRATION EXPENSES
Accounting and legal	9,625	-	9,655	705
Advertising and promotion	882	-	882	8,014
Amortization	419	319	838	912
Automobile	5,446	-	7,754	-
Bad debt expense	2,054	-	2,054	-
Bank charges	55	11	376	84
Due, licenses, and subscriptions	3,750	-	3,750	-
Financial consulting fees	(54)	19,133	2,000	38,151
Loan interest	12,654	13,249	25,360	21,502
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	(3,834)	4,296	1,379	8,897
Project consulting fees	-	-	-	14,030
Public relations consulting	-	-	-	33,631
Regulatory and transfer agent fees	2,880	1,845	3,166	2,531
Rent and parking	-	2,098	-	7,663
Salaries and benefits	8,089	3,927	8,089	9,396
Shareholder communications	349	73	349	1,874
Telephone and fax	-	655	243	3,054
Trade shows, advertising, conferences	(882)	-	-	2,600
Travel and promotion	-	-	599	-

TOTAL ADMINISTRATION EXPENSES	48,933	53,106	81,494	168,044

OTHER INCOME/(EXPENSES)
Foreign exchange loss	-	(4,783)	(57)	(7,816)
Impairment of notes receivable	-	-	-	(37,007)
Interest income	12	79	20	108
Recovery of subsidiaries (Note 6)	-	-	131,322	-

	12	(4,704)	131,285	(44,715)

NET INCOME/(LOSS) FOR THE PERIOD	(48,921)	(57,810)	49,791	(212,759)

DEFICIT, BEGINNING OF PERIOD	(28,666,264)	(28,600,212)	(28,764,976)	(28,445,263)

DEFICIT, END OF PERIOD	$ (28,715,185)	$ (28,658,022)	$ (28,715,185)	$ (28,658,022)

NET INCOME/(LOSS) PER SHARE (Note 2(g))	$ (0.01)	$ (0.01)	$ 0.01	$ (0.02)

The accompanying notes are an integral part of these financial statements.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED CASH FLOW STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2003 AND 2002

(Unaudited – See Notice to Reader)

	3 months ended	3 months ended	6 months ended	6 months ended
	31-Mar-03	31-Mar-02	31-Mar-03	31-Mar-02

OPERATING ACTIVITIES
Net income/(loss) for the period	$ (48,921)	$ (57,810)	$ 49,791	$ (212,759)
Add items not affecting cash
Amortization	419	319	838	912
Accrued interest income	-	50	-	-
Foreign exchange	-	1,750	-	-

	(48,502)	(55,691)	50,629	(211,847)
Changes in non-working capital items:
Goods and services tax recoverable	1,342	-	1,133	-
Prepaid expenses	-	2,140	-	(1,675)
Accounts payable and accrued liabilities	(1,660)	35,754	501	57,869
Accounts receivable	-	472	18,910	45
Due from related parties	8,550	10,114	(17,286)	120,406
Due to related party	32,875	-	(35,388)	-

Cash provided/(used) by operating activities	(7,395)	(7,211)	18,499	(35,202)

FINANCING ACTIVITIES
Impaired loans	-	37,007	-	-
Loans from related parties	7,448	1,170	20,074	(1,170)
Deposit	-	-	(36,522)	-

Cash provided/(used) by financing activities	7,448	38,177	(16,448)	(1,170)

INVESTING ACTIVITIES
Purchase of capital assets	-	5,208	-	-

Cash provided/(used) in investing activities	-	5,208	-	-

NET CASH INCREASE/(DECREASE)	53	36,174	2,051	(36,372)

CASH, BEGINNING OF PERIOD	3,869	8,751	1,871	81,297

CASH, END OF PERIOD	$ 3,922	$ 44,925	$ 3,922	$ 44,925

The accompanying notes are an integral part of these financial statements.

________________________________________________________________________________

GLOBETECH VENTURES CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY/(DEFICIT)

AS AT MARCH 31, 2003

(Unaudited – See Notice to Reader)

	Number of Shares	Common Shares Issued and Fully Paid	Deficit Accumulated During the Development Stage	Total

Balance, September 30, 2001	9,489,939	$ 27,873,683	$ (28,445,263)	$ (571,580)

Net loss for the year ended September 30, 2002	-	-	(319,713)	(319,713)

Balance, September 30, 2002	9,489,939	27,873,683	(28,764,976)	(891,293)

Net income for six months ended March 31, 2003	-	-	49,791	49,791

Balance, March 31, 2003	9,489,939	$ 27,873,683	$ (28,715,185)	$ (841,502)

The accompanying notes are an integral part of these financial statements.

GLOBETECH VENTURES CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED MARCH 31, 2003

(Unaudited – See Notice to Reader)

1.

NATURE OF BUSINESS

Globetech Ventures Corp. (the “Company”) is incorporated under the laws of the Province of British Columbia, Canada and its principal business activities include the acquiring and developing of mineral properties and the processing of related mineral resources.  During the year ended September 30, 1998 the Company determined that it was not feasible to continue its mineral property operations.  The Company is currently pursuing and evaluating potential business ventures in the hi-tech field.

These interim consolidated financial statements should be read in conjunction with the audited annual financial statements for the year ended September 30, 2002.  The Company applies the same accounting policies and methods in these interim consolidated financial statements as those in the audited annual consolidated financial statements.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding the Company’s financial statements.  The financial statements and notes are representative of the Company’s management who is responsible for their integrity and objectivity:

(a)

Principals of Consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sacolco (Pty) Ltd. (“Sacolco”), Glowing Green Minerals Ltd. (“Glowing”), and its 60% owned subsidiary Qasim Mining Enterprises Ltd. (“QMEL”).  These interim consolidated financial statements also include the accounts of the wholly owned subsidiaries of Sacolco, Impro Metals (Pty) Ltd. and Sachemco (Pty) Ltd.  All significant inter-company balances and transactions have been eliminated.

During the year ended September 30, 1998, the Company determined that it was not feasible to continue the operations of Sacolco, Glowing, and QMEL.  Consequently, all net assets and related costs were written-off to operations (Note 10).

(b)

Translation of Foreign Currencies

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the exchange rate at the balance sheet date.  Revenue and expenses are translated at the exchange rate prevailing at the transaction date.  Exchange gains and losses arising on translation are included in the interim consolidated statements of operations.

All of the Company’s foreign subsidiaries are integrated with the Company and translated using the temporal method.  Under this method, monetary assets and liabilities are translated at the rate of exchange at the balance sheet date.  Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date.  Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

(c)

Notes Receivable

Notes receivable are stated at the principal amount outstanding or at the Company’s acquisition costs plus accrued interest.

Interest income is recorded on an accrual basis except on notes receivable classified as impaired.  Notes receivable are classified as impaired when there is no longer reasonable assurance as to the ultimate collectability of contractual principal or interest or when the interest or principal is 90 days past due, unless the note receivable is both well secured and in the process of collection.  Notes receivable that are determined to be impaired are valued at the lower estimated realizable amount based on the present value at the lower of expected future cash flows discounted at the interest rate inherent in the original note receivable or, at the fair value of the security underlying the note receivable less disposition costs.

When a note receivable is classified as impaired, recognition of interest in accordance with the contractual terms of the note receivable ceases.  Income on impaired notes receivable is reported as the change in the net present value of future cash flows.  Notes receivable are restored to an accrual basis when principal and interest payments are current and there is no longer any reasonable doubt as to ultimate collectability.

(d)

Financial Instruments

The fair value of cash, accounts receivable, accounts payable and accrued liabilities, and amounts due to and from related parties approximate their carrying value due to the relatively short periods to maturity of these financial instruments.

(e)

Investments

The Company accounts for its investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investments are initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses of the investee company, and reduced by dividends received.  Declines in market value below costs are recognized when such declines are considered to be other than temporary.

(f)

Capital Assets

Capital assets are carried at cost less accumulated amortization.  Amortization is calculated using the declining balance method at the following annual rates:

Office equipment

20%

Computer equipment

30%

In the year of acquisition, amortization is recorded at one half the normal rate, and no amortization is recorded in the year of disposition.

(g)

Income/(Loss) Per Share

Income/(loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year.  The weighted average number of shares outstanding during the period was 9,489,939 (31Mar02 – 9,489,939).

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.  The assumed conversion of outstanding common share options has an anti-dilutive effect in the periods presented.

(h)

Uses of Estimates

The preparation of consolidated financial statements requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements.  Actual results may differ from those estimates.

(i)

Income Tax

Income taxes are accounted for using the future income tax method.  Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized.  Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits arising from past losses and unused resource pools have not been recorded due to uncertainty regarding their utilization.

(j)

Stock Based Compensation

The Company approved purchase options that are detailed in note 7.  No compensation expense is recognized for this plan when shares or share purchase options are issued.  Any consideration paid on the exercise of share purchase options or purchase of shares is credited to share capital.  If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to deficit.

3.

DUE TO/FROM RELATED PARTIES

Amounts due to the President of the Company, amounts due to and from corporations controlled by the President of the Company, and amounts due to a relative of the President of the Company are unsecured, accrue no interest, and have no fixed terms of repayment.

4.

CAPITAL ASSETS

	Cost	Accum Amort	31Mar03 Net Book Value	30Sept02 Net Book Value

Office equipment	$ 5,222	$ 4,655	$ 567	$ 630
Computer equipment	26,314	21,920	4,394	5,169

	$ 31,536	$ 26,575	$ 4,961	$ 5,799

5.

LOANS FROM RELATED PARTIES

	31Mar03	30Sep02

Companies with common directors
Loan payable with interest at prime plus 3% per annum	$ 203,007	$ 195,434
Loan payable with interest at 10% per annum	13,472	17,764

President
Loan payable with interest at 10% per annum	292,127	278,216

Relatives of the President
Loan payable with interest at 10% per annum	47,526	45,300
Loan payable with interest at 10% per annum	13,776	13,120

	$ 569,908	$ 549,834

6.

RECOVERY OF SUBSIDIARIES

	31Mar03	31Mar02

Recoveries from subsidiary assets previously written-off	$ 131,322	$ -

By a Lease Agreement dated August 1, 2002, commencing August 15, 2002, the Company granted Broken Hill Minerals Limited (“BHM”), of Zambia, a lease over plant and equipment located in Kabwe, Zambia for a period of 24 months for a rental of US$12,000 per month. In addition, the Company granted BMH an option to purchase the plant on or before August 1, 2004 for consideration of US$6,500,000.

The Company received US$24,000 (CDN$36,522) as a security deposit.  The deposit, plus interest was repayable at the end of the lease.  The Lease Agreement is in default.  All monies received, including the security deposit, have been included in income as a recovery from subsidiary assets previously written-off.

The plant, premises and equipment were written-off by the Company during the year ended September 30, 1998.

7.

SHARE CAPITAL

(a)

Common Shares

The authorized share capital of the Company consists of 20,000,000 common shares without par value.

The Company has issued 9,489,939 common shares of its capital shares as at March 31, 2002.

(b)

Stock Options

The Company currently has no formal long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

The following is a summary of the status of the Company’s stock option:

	31Mar03		30Sep02
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Options outstanding,
Beginning of period	195,000	US$ 2.00	510,000	US$ 1.75
Forfeited/cancelled	-	-	(315,000)	1.60

Options outstanding,
end of period	195,000	US$ 2.00	195,000	US$ 2.00

As at March 31, 2003, the Company had outstanding stock options to acquire 195,000 shares at a price of US$2.00 on or before August 22, 2003.  There have been no changes in the status of the Company’s stock options since September 30, 2002.

(c)

Warrants

As at March 31, 2003, the Company had outstanding common share purchase warrants exercisable to acquire 2,000,000 common shares at a price of US$0.30 per common share on or before June 26, 2003.  There have been no changes in the status of the Company’s warrants since September 30, 2002.

8.

RELATED PARTY TRANSACTIONS

During the period ended March 31, 2003 the Company entered into the following transaction with related parties:

(a)

Accrued interest of $25,254 (31Mar02 - $12,627) on loans payable to the President of the Company, two relatives of the President of the Company, and companies with common directors (see Note 5).

(b)

Incurred management fees of $15,000 (31Mar02 - $15,000) to a company controlled by the President of the Company.

These transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

9.

SEGMENTED INFORMATION

The Company’s only reportable segment during the periods ended March 31, 2003 and 2002 has been the pursuing and evaluating of potential ventures in the hi-tech field.  All operations take place in Canada.

10.

CORPORATE INCOME TAX

The Company has incurred non-capital losses of approximately $3,474,000 that may be applied to reduce taxable income in future years.  These non-capital losses will expire through 2009.

In addition, the Company has net capital losses of approximately $10,918,000 that may be applied against taxable capital gains in the future.  These net capital losses may be carried forward indefinitely.

Also, the Company has available certain exploration and development expenditures to reduce taxable income of future years.

Future tax benefits that may arise as a result of these losses have not been recognized in these financial statements as they are not considered likely to be realized.

11.

CONTINGENCIES

Potential legal claims may exist between the Company and certain previous holders of the Company’s convertible debentures related to certain obligations under the conversion terms of the convertible debentures.  In management’s opinion, these claims are without merit and consequently no provision has been made for these claims in these interim consolidated financial statements.

GLOBETECH VENTURES CORP.

QUARTERLY REPORT

SECOND QUARTER ENDED MARCH 31, 2003

SUPPLEMENTAL INFORMATION

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS:  See Schedule A, Interim Consolidated Statement of Operations and Deficit

2.

RELATED PARTY TRANSACTIONS:  See Schedule A, Notes to Interim Consolidated Financial Statements, Note 8

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD:  See Schedule A, Notes to Interim Consolidated Financial Statements, Note 7

4.

SUMMARY OF SECURITIES AS AT THE END OF THE PERIOD:  See Schedule A, Notes to Interim Consolidated Financial Statements, Note 7

5.

DIRECTORS AT DATE OF FILING THIS REPORT:

Dilbagh Gujral

Donald J. MacPhee

James H. Diffendorfer

C. Allan Brant

OFFICERS AT DATE OF FILING THIS REPORT:

Dilbagh Gujral

President and Secretary

GLOBETECH VENTURES CORP.

QUARTERLY REPORT

SECOND QUARTER ENDED MARCH 31, 2003

MANAGEMENT DISCUSSION AND ANALYSIS

Globetech Ventures Corp. (“Globetech” or the “Company”) is incorporated under the laws of the Province of British Columbia.  Its principal business activities included the acquiring and developing of mineral properties and the processing of related mineral resources.  During the year ended September 30, 1998 the Company determined that it was not feasible to continue its mineral property operations.  The Company is currently pursuing and evaluating potential business ventures in the hi-tech field.

One such venture is TranslationWave.com.  The Company is the funder and developer of TranslationWave.com. which has, as its flagship product, TranslationWave.  This is a robust and broadly tested Java-based middleware product for the machine translation market.  TranslationWave provides a dependable and user-friendly layer of online services to server-based machine translation software, including simultaneously translated email, web page, and document translation.  The software also provides the capability for real-time multilingual chat, invaluable for customer service applications in the increasingly globalized marketplace.  TranslationWave is being introduced into the global online translation market after an extended period of beta testing at sites in Taiwan and Canada. A comprehensive marketing plan is being developed by the Company with a product launch scheduled for the middle of 2003.  Sales campaigns will initially focus on online customer service applications, as well as internet service providers, and the travel and leisure market.  Currently, Globetech provides the real-time wireless translation needs for over 2 million wireless users through Telus Mobility®, Canada’s largest wireless web network.  Globetech is also the only multilingual translation provider to receive premier partner status from IBM®.

Recognizing the emerging worldwide hydrogen economy and in keeping with the Company’s image in the area of cutting edge technology, during the last quarter Globetech also entered into preliminary negotiations with a company engaged in providing a source of alternative energy.

GLOBETECH VENTURES CORP.

 QUARTERLY REPORT

SECOND QUARTER ENDED MARCH 31, 2003

CORPORATE INFORMATION

CORPORATE  INFORMATION

Globetech Ventures Corp.

#1105 – 13700 Mayfield Place

Richmond, British Columbia

V6V 2E4

Phone: 604-270-3597

Fax:  604-270-2439

Website :  www.globetechventures.net

TRANSFER AGENT AND REGISTRAR

Pacific Corporate Trust Company

10th Floor, 625 Howe Street

Vancouver, British Columbia

V6C 3B8

LEGAL COUNSEL

Gregory S. Yanke

200 – 675 West Hastings Street

Vancouver, British Columbia

V6B 1N2

BANKERS

VanCity Savings & Credit Union

Royal Bank of Canada

898 West Pender Street

1025 West Georgia Street

Vancouver, British Columbia

Vancouver, British Columbia

V6C 1J8

V6C 3B9

STOCK EXCHANGE

NASD - OTC Bulletin Board

STOCK SYMBOL

GTVCF

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Dibagh Gujral”__________

Dilbagh Gujral, Director

May 07, 2003